Frederic Dorwart, Lawyers

Attorneys at Law

Old City Hall	Telephone (918) 583-9928
124 East Fourth Street	Facsimile (918) 584-2729
Tulsa, Oklahoma 74103

MEMORANDUM

DATE:	August 24, 2011

SUBJECT:	Responses to Comments from SEC regarding the Cavanal Hill Funds (“CHF”) Post-Effective Registration Statement filed June 10, 2011

FROM:	Amy E. Newsome and H. Steven Walton, Frederic Dorwart, Lawyers, Fund Counsel

TO:	Chad Eskildsen, Securities Exchange Commission (“SEC”)

CC:	Diane Jenkins, Cathy Dunn

The following comments were provided by Chad Eskildsen (the “SEC Reviewer”) in a phone conversation with Amy Newsome, Legal Counsel to the Cavanal Hill Funds, on July 20, 2011. Please see Fund responses to the comments and let us know if you have any further questions.

Comment #1:  The SEC Reviewer instructed the revision of each of the CHF’s Fees and Expense Tables to show a total of Other Expenses; it is acceptable to breakout Shareholder Servicing Fees but they should be included in the Other Expense total.

Fund Response:  The Fees and Expense Tables were revised to appear as follows:

Other Expenses
Shareholder Servicing Fees	0.xx%
Other Expenses	0.xx%
Total Other Expenses	0.xx%

Comment #2:  The SEC Reviewer instructed the revision of each of the CHF’s Annual Total Returns Bar Charts to (1) remove the footnote that reads: “The performance information shown above is based on a calendar year. The Fund’s total return from 1/1/11 to 6/30/11 was [ %];” and (2) where applicable, move the second footnote language to the block of introductory text above the Table.

Fund Response:  (1) The Funds’ fiscal year runs from September 1 to August 31. In accordance with Item 4(2)(ii) of Form N-1A, the year-to-date return information as of the end of the most recent quarter has been included as a footnote to the Annual Total Returns Bar Chart. (2) Other footnote language under the Annual Total Returns Bar Charts has been moved as directed.

Comment #3:  The SEC Reviewer instructed the revision of each of the CHFs Average Annual Total Returns Tables to move the “*” footnote language to appear as introductory text above the Table.

Fund Response:  The footnote language under the Average Annual Total Returns Tables has been moved as directed.

Comment #4:  The SEC Reviewer identified the following statement, which appears in several of the CHFs Summary Prospectus, “The fund may also invest in the securities of money market mutual funds that invest primarily in obligations exempt from federal income tax.” noting that it required consideration of the need to add a line to the Expense Table regarding acquired fund fees.

Fund Response:  The Funds are aware of the acquired fund requirements and have confirmed appropriate disclosure for each of the Funds.

Comment #5:  The SEC Reviewer instructed that the Portfolio Manager description for the Short-Term Income Fund should specify the name of the Fund, rather than indicating that the manager(s) have been “fixed income” fund managers.

Fund Response:  The Portfolio Manager description has been changed to specify the name of the Fund.

Comment #6:  The SEC Reviewer instructed the revision of each of the CHF’s Variable NAV Funds’ Expense Examples to delete the “*” footnote that read, “Assumes no deferred sales charge.”

Fund Response:  The footnotes have been removed.

Comment #7:  The SEC Reviewer directed the review of all CHFs that identify “derivatives” as part of an Investment Strategy and instructed that such Funds should ensure compliance with the July 2010 Letter to the ICI regarding derivatives.

Fund Response:  Although certain of the CHFs may invest in derivatives, in accordance with the investment strategy applicable to each such Fund, for each Fund that is not actively invested in derivatives (including futures, forwards, options, and swaps) the derivatives language has been removed from the Principal Investment Strategy section.

Comment #8:  In each case where a CHF invests in derivatives AND has an 80% test, respond as to whether derivatives will be used to meet the 80% test. If they will be used, describe how the derivative is valued. Also include an affirmative statement that such a Fund will not use the notional value as the value of the derivative.

Fund Response:  None of the Funds that has an 80% test is actively invested in derivatives (including futures, forwards, options and swaps).

Comment #9:  The SEC Reviewer directed that a definition of “Total Return” be added to the Bond Fund (it is currently a defined term in the Glossary of the Statutory Prospectus).

Fund Response:  The definition was added to the Bond Fund Prospectus.

Comment #10:  The SEC Reviewer directed the revision of Balanced Fund Average Annual Total Returns Table to move the footnote language to appear as introductory text above the Table.

Fund Response:  The footnote language under the Balanced Fund Average Annual Total Returns Tables has been moved as directed.

Comment #11:  The SEC Reviewer directed the removal of the following language from the Strategy section of the Large Cap Equity Fund: “The Fund will generally exhibit risk characteristics similar to the large cap equity market.”

Fund Response:  The language has been removed.

Comment #12:  The SEC Reviewer identified a number of places where the Principal Investment Risks did not tie directly to the Principal Investment Strategy of a particular CHF and directed the Funds to review and update, as necessary.

Fund Response:  The Principal Investment Risks and Principal Investment Strategies for each of the Funds were reviewed and revised to comply with this comment.

Comment #13:  The SEC Reviewer identified the “non-diversified” nature of the Opportunistic Fund and directed the inclusion of a definition or explanation of what it means to be non-diversified.

Fund Response:  A description of what it means to be non-diversified was added to the Principal Investment Strategy section of the Opportunistic Fund Prospectus.

Comment #14:  With respect to the Opportunistic Fund specifically, the SEC Reviewer again noted the need to consider whether a line should be added to the Expense Table regarding acquired fund fees (using an estimate).

Fund Response:  As noted above, the Funds are aware of the acquired fund requirements and have confirmed appropriate disclosure for each of the Funds. The Expense Table for the Opportunistic Fund includes an acquired fund fees line item.

Comment #15:  The SEC Reviewer identified the stated possibility that the Opportunistic Fund might invest in “credit default swap agreements” and asked if the Fund would be a seller of credit default swaps. If so, the SEC Reviewer requested a statement describing how doing so could be consistent with the Fund’s Objective.

Fund Response:  The Opportunistic Fund will not be a seller of credit default swaps. Upon further consideration, credit default swap agreements will not be a Principal Investment Strategy and have been removed from that section.

Comment #16:  The SEC Reviewer noted that the Investment Practices and Risks tables at the end of the Statutory Prospectus (beginning on page 48) should match with the summary sections and reiterated the need for strategies to tie to risks.

Fund Response:  The Principal Investment Risks and Principal Investment Strategies for each of the Funds were reviewed and revised to comply with this comment.

Comment #17:  The SEC directed the addition of the words, “tax-exempt” prior to “Municipal Securities” on page 18 of the Statement of Additional Information, 1(d) of the second to last numbered paragraph.

Fund Response:  The language has been added.

Comment #18:  The SEC Reviewer instructed the addition of the phrase, “for the past 5 years” in the heading for the far left column of the table regarding other directorships held by trustees on page 41 of the Statement of Additional Information.

Fund Response:  The language has been added.

The Trust has authorized me to convey to you that the Trust acknowledges the following:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

4.	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

If you have any questions or additional comments, please call me at the number set forth above.

/s/ Amy Newsome